Exhibit C
The FanCompete LLC. Sports Bar Transcript

"Imagine, if there's a way Sports Bars could attract more customers, retain them longer, and entice them to come more often, by providing them a more engaging experience"

"What I enjoyed about playing FanCompete tonight, is that it made a typical, slow moving football game exciting"

"I don't care what teams are playing, I'm playing and having fun"

"Just watching the game is ok. Playing the game, that's where it's at"

"Better than Fantasy, by far, I mean no comparison"

"I competed against my boyfriend and I kicked his butt"

"Now ever play is important"

"I'm the manager of the bar, my customers love it, my staff loves it. More customer, more often, it's fantastic"

"I'm playing a game and making new friends"

"So cool, seeing my name up there on the scoreboard. And I see where I stand against my friends. It made me competitive, and a lot more fun"

"Wow, what a blast. I can't tell you how much fun this is. It got me into a game that I normally wouldn't have gotten into"

"You don't have to imagine it, it's here now. FanCompete, What's In Your Sports Bar?"

"I know where I'm going to be every Sunday for Football"